UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Endesa, S.A.
(Name of Issuer)

ordinary shares, nominal value €1.20 each
(Title of Class of Securities)

E41222113
(CUSIP Number)

James H. Bathon Banco Santander Central Hispano, S.A. c/o Banco Santander Central Hispano, S.A., New York Branch 45 East 53rd Street New York, NY 10022 (212) 350-3500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 20, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. E41222113	13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Banco Santander Central Hispano, S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 103,748,814
	8	SHARED VOTING POWER 752,780
	9	SOLE DISPOSITIVE POWER 103,748,814
	10	SHARED DISPOSITIVE POWER 752,780
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 103,748,814
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7992%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. E41222113	13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Santander Seguros y Reaseguros, CIA Aseguradora, S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 79,787
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 79,787
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,787
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0075%
14	TYPE OF REPORTING PERSON (See Instructions) CO

     This, Amendment No. 1 (the “Amendment”) amends the Schedule 13-D originally filed by Banco Santander Central Hispano, S.A. a Spanish sociedad anonima (“Santander”) and the other filing persons identified therein (the “Reporting Persons”), with the Securities and Exchange Commission (“SEC”) on October 20, 2006 (the “Statement”, and as amended, the “Schedule 13D/A”), with respect to ordinary shares, nominal value €1.20 each (the “Shares”), of Endesa, S.A. a Spanish sociedad anonima (the “Issuer”). Except as specifically amended by this Schedule 13D/A, the Statement remains in full force and effect. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Statement.

Item 4. Purpose of the Transaction

     Item 4 of this Statement is hereby amended and restated as follows:

     Between September 26, 2006 and October 19, 2006, Santander acquired 101,983,965 Shares in the Issuer, or 9.632469% of the outstanding Shares, in order to hedge its exposure to increases in the market price of the Issuer’s Shares arising from certain cash-only settlement total return equity swap transactions entered into with its client, Finanzas Dos, S.A. Under each of these swap transactions Santander assumes the risk of any increases in the price of the notional number of Issuer’s Shares covered by the contract between the effective date of the swap transaction and December 29, 2006 (the “Valuation Date”), subject to any extension or early termination. In order to hedge itself against this exposure, concurrently with each swap transaction, Santander purchased a number of Issuer’s Shares equal to the notional number of Shares covered by such swap transaction. Each total return equity swap is evidenced by a confirmation under a Master Agreement dated as of September 25, 2006. The principal terms of each of the swap transactions are set forth below.

     1. Swap Date: September 25, 2006

               Swap Effective Date: September 26, 2006

               Nominal Shares: 39,089,488

               Santander Pays: Market value of the nominal Shares as of the Valuation Date.

               Finanzas Pays: EUR 1,250,863,616.00, which is the number of nominal Shares multiplied by EUR 32.00, on the Closing Date.

     2. Swap Date: September 27, 2006

               Swap Effective Date: September 27, 2006

               Nominal Shares: 13,953,993

               Santander Pays: Market value of the nominal Shares as of the Valuation Date.

               Finanzas Pays: EUR 485,459,416.47, which is the number of nominal Shares multiplied by EUR 34.79, on the Closing Date.

     3. Swap Date: October 3, 2006

               Swap Effective Date: October 3, 2006

               Nominal Shares: 1,363,592

               Santander Pays: Market value of the nominal Shares as of the Valuation Date.

               Finanzas Pays: EUR 45,803,055.28, which is the number of nominal Shares multiplied by EUR 33.59, on the Closing Date.

     4. Swap Date: October 4, 2006

               Swap Effective Date: October 4, 2006

               Nominal Shares: 5,536,028

               Santander Pays: Market value of the nominal Shares as of the Valuation Date.

               Finanzas Pays: EUR 187,948,150.60, which is the number of nominal Shares multiplied by EUR 33.95, on the Closing Date.

     5. Swap Date: October 5, 2006

               Swap Effective Date: October 5, 2006

               Nominal Shares: 8,466,349

               Santander Pays: Market value of the nominal Shares as of the Valuation Date.

               Finanzas Pays: EUR 287,432,548.55, which is the number of nominal Shares multiplied by EUR 33.95, on the Closing Date.

     6. Swap Date: October 6, 2006

               Swap Effective Date: October 6, 2006

               Nominal Shares: 1,600,000

               Santander Pays: Market value of the nominal Shares as of the Valuation Date.

               Finanzas Pays: EUR 54,240,000.00, which is the number of nominal Shares multiplied by EUR 33.90, on the Closing Date.

     7. Swap Date: October 9, 2006

               Swap Effective Date: October 9, 2006

               Nominal Shares: 3,671,735

               Santander Pays: Market value of the nominal Shares as of the Valuation Date.

               Finanzas Pays: EUR 124,655,403.25, which is the number of nominal Shares multiplied by EUR 33.95, on the Closing Date.

     8. Swap Date: October 10, 2006

               Swap Effective Date: October 10, 2006

               Nominal Shares: 3,430,824

               Santander Pays: Market value of the nominal Shares as of the Valuation Date.

               Finanzas Pays: EUR 119,442,166.56, which is the number of nominal Shares multiplied by EUR 33.94, on the Closing Date.

     9. Swap Date: October 11, 2006

               Swap Effective Date: October 11, 2006

               Nominal Shares: 2,650,000

               Santander Pays: Market value of the nominal Shares as of the Valuation Date.

               Finanzas Pays: EUR 89,914,500.00, which is the number of nominal Shares multiplied by EUR 33.93, on the Closing Date.

     10. Swap Date: October 12, 2006

               Swap Effective Date: October 12, 2006

               Nominal Shares: 1,830,435

               Santander Pays: Market value of the nominal Shares as of the Valuation Date.

               Finanzas Pays: EUR 62,198,181.30, which is the number of nominal Shares multiplied by EUR 33.98, on the Closing Date.

     11. Swap Date: October 13, 2006

               Swap Effective Date: October 13, 2006

               Nominal Shares: 8,712,000

               Santander Pays: Market value of the nominal Shares as of the Valuation Date.

               Finanzas Pays: EUR 297,776,160.00, which is the number of nominal Shares multiplied by EUR 34.18, on the Closing Date.

     12. Swap Date: October 16, 2006

               Swap Effective Date: October 16, 2006

               Nominal Shares: 2,064,786

               Santander Pays: Market value of the nominal Shares as of the Valuation Date.

               Finanzas Pays: EUR 70,202,724.00, which is the number of nominal Shares multiplied by EUR 34.00, on the Closing Date.

     13. Swap Date: October 17, 2006

               Swap Effective Date: October 17, 2006

               Nominal Shares: 2,114,735

               Santander Pays: Market value of the nominal Shares as of the Valuation Date.

               Finanzas Pays: EUR 71,900,990.00, which is the number of nominal Shares multiplied by EUR 34.00, on the Closing Date.

     14. Swap Date: October 19, 2006

               Swap Effective Date: October 19, 2006

               Nominal Shares: 7,500,000

               Santander Pays: Market value of the nominal Shares as of the Valuation Date.

               Finanzas Pays: EUR 258,750,000.00, which is the number of nominal Shares multiplied by EUR 34.50, on the Closing Date.

     On the Closing Date Finanzas will pay to Santander an amount equal to interest accrued at one-month EURIBOR plus 25 basis points from the effective date until the Closing Date on the notional amount of each transaction, and Finanzas will receive from Santander on the business day following the day on which payment is made by the Issuer to holders of record of the Shares, any dividends actually paid by the Issuer on the Shares covered by the swap transactions. Finanzas has also agreed to pay to Santander a commission in connection with the swap transactions, in an amount equal to 0.9% with respect to the value of the first 5% tranche and 1.0% with respect to the value of the next 5% tranche. The Closing Date for the swaps is the third business day after the Valuation Date. On the Closing Date, the swaps will be settled in cash on a net basis. Acciona, S.A. the owner of 100% of Finanzas’ shares, has guaranteed the performance of Finanzas’ obligations under the swap transactions. The swaps do not give Finanzas or Acciona the right to acquire, dispose of or vote any Shares or require Santander to hold, vote or dispose of any Shares.

     Finanzas has announced that it has acquired 105,875,211 shares of Endesa, S.A. or 10% of the Issuer’s outstanding Shares, for a total purchase price of EUR 3.388 billion and may seek to acquire additional Shares of the Issuer up to a total of 25% of the issued and outstanding Shares. The EUR 3.388 billion investment was financed by Santander through a bridge facility to Finanzas, guaranteed by Acciona. The bridge facility consists of a loan, due no later than February 28, 2007, bearing an interest at a rate of EURIBOR plus 25 basis points per annum. An English translation of this bridge facility is attached hereto as Exhibit 1 and incorporated herein by reference. Santander has also committed to provide bridge financing on similar terms for the acquisition of up to an additional 10% of the outstanding Shares.

     Santander has further committed to partially refinance the bridge facilities with senior term loans and senior revolving loan facilities (the “Long-Term Financing”) having a final maturity of six years. The Long-Term Financing commitment requires Finanzas to be funded with EUR 656 million of capital and subordinated loans, and requires Acciona to commit (the “Coverage Ratio Commitment”) to make additional subordinated loans to Finanzas of up to EUR 435 million as needed to pay down the revolving loan facility so as to maintain a 115% coverage ratio of the market value of the Shares held by Finanzas to the outstanding balance of the Long-Term Financing loans. Acciona is not required to guarantee the Long-Term Financing. The Shares held by Finanzas, Finanzas’ own shares, Finanzas’ bank accounts and Finanzas’ rights under the Coverage Ratio Commitment will be pledged to the lenders to secure Finanzas’ obligations under the Long-Term Financing. The interest rate payable by Finanzas for the largest term loan tranche is initially EURIBOR plus 60 basis points per annum and increases over the term of the loan to EURIBOR plus 90 basis points per annum; the interest rate for the revolving loans is EURIBOR plus 50 basis points per annum.

     Santander has also provided a commitment to Acciona to finance Acciona’s capital contributions and subordinated loans to Finanzas (including the subordinated loans required by the Coverage Ratio Commitment) contemplated by the Long-Term Financing with a senior term loan and a senior revolving loan facility as recourse financing having a final maturity of six years (the “Acciona Financing”). Loans under the Acciona Financing would bear interest at EURIBOR plus 50 basis points per annum. The definitive documentation with respect to the Long-Term Financing and the Acciona Financing has not yet been completed. Santander’s commitment with respect to the Long-Term Financing and the Acciona Financing is subject to customary conditions, including the completion of definitive documentation and the absence of a material adverse change with respect to Acciona and Finanzas.

     Santander owns 1,764,849 Shares of the Issuer, and Santander’s subsidiaries, Banco Español de Crédito, S.A., Banesto Seguros, Santander Seguros y Reaseguros, CIA Aseguradora S.A., and Santander Investment Bolsa S.V.S.A. own 752,780 Shares of the Issuer, in each case acquired in the course of proprietary trading activities and transactions on behalf of clients.

     Except as set forth in this Statement, none of the Reporting Persons has any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

     Item 5 of this Statement is hereby amended and restated as follows:

     (a) The information set forth in Items 1, 7-11 and 13 of the cover pages of this statement is incorporated herein by reference.

     Except as set forth in this Item 5(a), none of the Reporting persons, and, to the best of their knowledge, any persons named in Schedule A hereto owns beneficially any Shares, but for Assicurazioni Generali, which owns 86,134 Shares of the Issuer or 0.008135% of the outstanding Shares.

     (b) The information set forth in Items 1, 7-11 and 13 of the cover pages of this statement is incorporated herein by reference.

     (c) Information concerning transactions in Shares since October 20, 2006 is set forth on Schedule B.

     (d) Inapplicable.

     (e) Inapplicable.

Item 7. Material to be Filed as Exhibits

     Item 7 of this Statement is hereby amended and restated as follows:

1. English Translation of Bridge Credit Contract, dated September 26, 2006, between, Finanzas Dos, S.A. as guaranteed party, Acciona, S.A as guarantor, Banco Santander Central Hispano, S.A. as financing entity. This English translation has been obtained from the amended Schedule 13-D relating to Shares of the Issuer filed by Acciona on October 19, 2006.*

2. English Translation of Bridge Credit Commitment, dated September 26, 2006, from Banco Santander Central Hispano, S.A. to Acciona, S.A. This English translation has been obtained from the amended Schedule 13-D relating to Shares of the Issuer filed by Acciona on October 19, 2006.*

3. English Translation of Commitment Letter, dated September 26, 2006, from Banco Santander Central Hispano, S.A. to Acciona, S.A. and Finanzas Dos, S.A and related Term Sheets. This English translation has been obtained from the amended Schedule 13-D relating to Shares of the Issuer filed by Acciona on October 19, 2006.*

4. International Swaps and Derivatives Association, Inc. Master Agreement, dated as of September 25, 2006, between Banco Santander Central Hispano, S.A. and Finanzas Dos, S.A. (with confirmations dated September 25, 2006, September 27, 2006, October 3, 2006, October 4, 2006, October 5, 2006, October 6, 2006, October 9, 2006, October 10, 2006 and October 11, 2006).*

5. Confirmations with respect to the equity swaps entered into on October 12, 13, 16, 17 and 19, 2006.

* Previously filed with the Schedule 13-D filed with regards to Endesa, S.A. Shares on October 20, 2006.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BANCO SANTANDER CENTRAL HISPANO, S.A.
October 26, 2006

Date
/s/ Juan Guitard

Signature
Juan Guitard/Executive Vice President

(Name/Title)

BANCO ESPAÑOL DE CREDITO, S.A.
26/10/2006

Date
/s/ Jose M. Puro Morales

Signature
Jose M. Puro Morales/Sub-Director General

(Name/Title)

BANESTO SEGUROS
26/10/2006

Date
/s/ Fernando Estevez Munoz-Orea

Signature
Fernando Estevez Munoz-Orea

(Name/Title)

SANTANDER SEGUROS Y REASEGUROS, CIA ASEGURADORA, S.A.
26/10/2006

Date
/s/ David Fernandez Rueda

Signature
David Fernandez Rueda/Director Tecnico

(Name/Title)

SANTANDER INVESTMENT BOLSA, S.V.S.A.
10/26/2006

Date
/s/ Gabriel Alvarez de Toledo

Signature
Gabriel Alvarez de Toledo/CEO

(Name/Title)

TRANSACTIONS IN SHARES OF THE ISSUER SINCE OCTOBER 20, 2006

     During the period from October 20, 2006 to the date hereof, Santander made net sales of 368,342 Shares on the open market. The last price for such sales was EUR 34.31 per Share.

     On October 23, 2006, Santander Seguros y Reaseguros, CIA Aseguradora, S.A. purchased 699 Shares on the open market at EUR 34.01 per Share.